Report of Independent Registered
Public Accounting Firm
The Board of Trustees and Shareholders of
BNY Mellon Funds Trust:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Funds Trust, which is comprised of BNY Mellon Bond Fund, BNY
Mellon Intermediate Bond Fund, BNY Mellon
Corporate Bond Fund, BNY Mellon Short-Term U.S.
Government Securities Fund, BNY Mellon Large Cap
Stock Fund, BNY Mellon Large Cap Market
Opportunities Fund, BNY Mellon Tax-Sensitive Large
Cap Multi- Strategy Fund, BNY Mellon Income Stock
Fund, BNY Mellon Mid Cap Multi-Strategy Fund, BNY
Mellon Small Cap Multi-Strategy Fund, BNY Mellon
Focused Equity Opportunities Fund, BNY Mellon
Small/Mid Cap Multi-Strategy Fund, BNY Mellon
International Fund, BNY Mellon Emerging Markets
Fund, BNY Mellon International Appreciation Fund,
BNY Mellon International Equity Income Fund, BNY
Mellon Asset Allocation Fund,  BNY Mellon National
Intermediate Municipal Bond Fund, BNY Mellon
National Short-Term Municipal Bond Fund, BNY
Mellon Pennsylvania Intermediate Municipal Bond
Fund, BNY Mellon Massachusetts Intermediate
Municipal Bond Fund, BNY Mellon New York
Intermediate Tax-Exempt Bond Fund, BNY Mellon
Municipal Opportunities Fund,  BNY Mellon Money
Market Fund, BNY Mellon National Municipal Money
Market Fund, (collectively, the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of August 31, 2015, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds
compliance with those requirements and performing
such other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of August 31, 2015, and
with respect to agreement of security purchases and
sales, for the period from April 30, 2015 (the date of the
Funds last examination),  through August 31, 2015:
1.	Inspection of all securities located in The
Depository Trust & Clearing Corporation vault,
located in New Jersey without prior notice to
management;
2.	Obtained The Bank of New York Mellons (the
Custodian) security position reconciliations
for all securities held by sub custodians and in
book entry form and verified that reconciling
items were cleared in a timely manner;
3.	Confirmation with the Custodian of all securities
held, hypothecated, pledged or placed in escrow
or out for transfer with brokers or pledgees;
4.	Reconciliation of the Funds securities to the
books and records of the Funds and the
Custodian;
5.	Confirmation all repurchase agreements with the
brokers and agreement of underlying collateral
with  the Custodian records;
6.	Agreement of pending purchase activity for the
Funds as of August 31, 2015 to documentation
of corresponding subsequent bank statements;
7.	Agreement of pending sale activity for the Funds
as of August 31, 2015 to documentation of
corresponding subsequent bank statements;
8.	Agreement of five security
purchases and five security sales or maturities, if
occurred, since our last examination of the
Funds books and records to corresponding bank
statements;
9.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report (SOC 1
Report) for the period July 1, 2014 to June 30,
2015 and noted no relevant findings were
reported in the areas of Asset Custody and
Control;
10.	We inquired of the Custodian who confirmed
that all control policies and procedures detailed
in Section III Control Objectives, Controls and
Tests of Operating Effectiveness of the SOC 1
Report, have remained in operation and
functioned adequately from July 1, 2015 through
August 31, 2015. In addition, we have obtained
written representations from the Custodian
confirming the above.
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide
a legal determination on the Funds compliance with
specified requirements.
In our opinion, managements assertion that the Funds
complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of
1940 as of August 31, 2015, with respect to securities
reflected in the investment accounts of the Funds are
fairly stated, in all material respects.
This report is intended solely for the information and use
of management and the Board of Trustees of BNY
Mellon Funds Trust, and the Securities and Exchange
Commission and is not intended to be and should not be
used by anyone other than these specified parties.
/s/ KPMG LLP
New York, New York
June 14, 2016











June 14, 2016

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of BNY Mellon Funds Trust, which is comprised of BNY Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon Corporate Bond
Fund, BNY Mellon Short-Term U.S. Government
Securities Fund, BNY Mellon Large Cap Stock Fund,
BNY Mellon Large Cap Market Opportunities Fund,
BNY Mellon Tax-Sensitive Large Cap Multi- Strategy
Fund, BNY Mellon Income Stock Fund, BNY Mellon
Mid Cap Multi-Strategy Fund, BNY Mellon Small Cap
Multi-Strategy Fund, BNY Mellon Focused Equity
Opportunities Fund, BNY Mellon Small/Mid Cap Multi-
Strategy Fund, BNY Mellon International Fund, BNY
Mellon Emerging Markets Fund, BNY Mellon
International Appreciation Fund, BNY Mellon
International Equity Income Fund, BNY Mellon Asset
Allocation Fund,  BNY Mellon National Intermediate
Municipal Bond Fund, BNY Mellon National Short-
Term Municipal Bond Fund, BNY Mellon Pennsylvania
Intermediate Municipal Bond Fund, BNY Mellon
Massachusetts Intermediate Municipal Bond Fund, BNY
Mellon New York Intermediate Tax-Exempt Bond Fund,
BNY Mellon Municipal Opportunities Fund,  BNY
Mellon Money Market Fund and BNY Mellon National
Municipal Money Market Fund, (collectively the
Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies, of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2015 and for the period from April 30, 2015 through August 31, 2015.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of August 31, 2015, and from April 30, 2015 through August 31, 2015, with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust

Jim Windels
Treasurer

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